EXHIBIT 14.1
Berry Plastics Group, Inc.

Certification and Supplemental Code of Ethics

In my role as a member of the Board of Directors ("Director"), the Chief Executive Officer ("CEO"), a division or region President, an Executive Vice President ("EVP") or an officer or other employee reporting directly to the CEO (the Directors, CEO, Presidents, EVPs, and such officers and other employees reporting directly to the CEO being referred to herein as a "Covered Person") of Berry Plastics Group, Inc. and its subsidiaries ("Berry"), I acknowledge and agree that Berry expects all its Directors, officers, and employees to act in accordance with the highest standards of personal and professional integrity, to comply with all applicable laws, rules and regulations, to deter wrongdoing, and abide by Berry's Code of Business Ethics (the "Code") and other policies and procedures adopted by Berry that govern the conduct of its Directors, officers, and employees.  I further acknowledge and agree that due to my leadership position with Berry, I am setting an example for all of Berry's employees and am expected to comply with the Code and provide this Certification to foster a culture of integrity, honesty, and ethical conduct.  The principles and responsibilities governing my personal and professional conduct set forth in this Certification and Supplemental Code of Ethics are intended to supplement our other policies and procedures, including our Code.

I certify that I adhere to and advocate the Code and the following principles and responsibilities governing my personal and professional conduct:

1. I have read our Code that applies generally within Berry.  I will abide by its standards in carrying out my role as a Covered Person.

2. I will act with and promote honesty, integrity and ethical conduct, avoiding actual and apparent conflicts with the interests of Berry. A conflict of interest would occur when an individual's personal conduct, personal business or financial or other direct or indirect interest is adverse to or interferes, or even appears to interfere, with the interests of Berry as a whole, is potentially harmful to Berry or is otherwise improper.  When any issue arises that may present an actual or apparent conflict, I will bring that issue to the attention of any member of the Ethics Committee or the Chief Legal Officer and seek a waiver or recuse myself from action on the particular matter.

3. In acting on any business for Berry, I will comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, and will act as appropriate within my position to assure that Berry complies with such rules and regulations.

4. I understand the requirement that Berry provide full, fair, timely and understandable disclosure to its external constituents (SEC, shareholders, reporting agencies) and will take that requirement into proper account in carrying out my duties as a Covered Person.

5. I understand that insider trading on the basis of non-public material information is both unethical and illegal and will not be tolerated by Berry. As a Covered Person, I will abide by guidance from Berry regarding appropriate periods when trading in securities of Berry may be permitted, as well as periods when such trading is not permitted.

6. I respect the confidentiality of Berry's information acquired in the course of my duties as a Covered Person. Confidential information of Berry or its customers may not be used for personal advantage. Confidential information includes all non-public information that might be of use to competitors, or harmful to Berry or its customers, if disclosed.

7. I understand that business opportunities within the scope of the business of Berry, as well as reasonable extensions of the scope of that business, represent corporate opportunities of Berry and may not be diverted for any separate personal purpose or benefit.  I will not take for myself personally any opportunities that are discovered through the use of corporate property, information, or position.  I will not use corporate property, information, or position for personal gain.  I will not compete with Berry directly or indirectly.  I will fulfill my duty to Berry to advance its legitimate interests when the opportunity to do so arises.

8. I understand that Berry has a duty to deal fairly with its customers, suppliers, competitors, and employees.  It is a principle of Berry that no employee should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation, or any other practice of unfair dealing.

9. I understand that I have an obligation to protect Berry's assets and ensure their efficient use and, within the scope of my responsibilities as a Covered Person, will ensure that Berry assets are used for legitimate business purposes.

10.  As a Covered Person, I recognize that Berry should proactively promote ethical behavior. Through its Code, Berry encourages its employees to talk to supervisors, managers, human resource representatives, the Ethics Committee, the Compliance Coordinator, or the Chief Legal Officer when in doubt about the best course of action in a particular situation. Berry also encourages employees to report violations of laws, rules, regulations, or the Code to the Ethics Committee, the Compliance Coordinator, or the Chief Legal Officer or by use of the Berry Global Compliance Hotline. In addition, Berry ensures that its employees know that any actual or attempted reprisals or retaliation against an employee who raises a concern about violations of the Code are prohibited. I will adhere to and support these principles.  I acknowledge that violation of the Code or the principles and responsibilities governing my personal and professional conduct set forth in this Certification and Supplemental Code of Ethics may result in disciplinary action, up to and including termination.

Dated:  ______________________

Signed:  _______________________